SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003.

Or

☐ Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 001-21823

A.    Full title of the plan and the address of the plan, if different from that of issuer named below:

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

Tom Burmeister, Chief Financial Officer
Rinker Group Limited
c/o Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, FL 33406
(800) 226-5521

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RINKER GROUP LIMITED

Level 8, Tower B
799 Pacific Highway
Chatswood, NSW 2067
Australia

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following items are included in this Report:

I.              Financial Statements for the Plan consisting of:

1.             Report of Independent Registered Public Accounting Firm

2.             Financial Statements as of December 31, 2003 and 2002 and for the Years Then Ended

A.            Statements of Net Assets Available for Benefits

B.            Statements of Changes in Net Assets Available for Benefits

C.            Notes to Financial Statements

3.             Schedule of Assets (Held at End of Year)

II.            Other Information

1.             Signatures

2.             Exhibit Index

Rinker Materials

Corporation Profit Sharing
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2003 and 2002, Supplemental
Schedule as of December 31, 2003, and Report of Independent
Registered Public Accounting Firm

RINKER MATERIALS CORPORATION PROFIT SHARING 401(K) PLAN

NOTE: Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Rinker Materials Corporation Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Rinker Materials Corporation Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 23, 2004

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

INVESTMENTS:
At contract value—common collective trust	$96,265,921	$81,333,099
At fair value determined by quoted market price:
Common Stock—Rinker Group LTD (ADR)	1,371,817
Common collective trusts	21,431,318	17,228,714
Registered investment companies	96,894,006	70,574,099
At estimated fair value—participant loans	9,697,602	8,213,870

Total investments	225,660,664	177,349,782

CASH AND CASH EQUIVALENTS	343,067	7,846

RECEIVABLES:
Employer contributions	9,522,439	8,385,002
Participant contributions	67,117	106,135
Accrued interest	54,611	53,758

Total receivables	9,644,167	8,544,895

Total assets	235,647,898	185,902,523

LIABILITIES—Participant refunds payable	541,127	163,744

NET ASSETS AVAILABLE FOR BENEFITS	$235,106,771	$185,738,779

See accompanying notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS TO NET ASSETS:
Employer contributions	$14,463,834	$13,238,894
Participants’ contributions	12,003,883	11,666,398
Interest and dividend income	5,486,302	5,280,264
Net appreciation (depreciation) in fair value of investments	22,811,770	(22,736,716)

Total additions to net assets	54,765,789	7,448,840

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	19,921,031	17,009,874
Professional fees and other expenses	124,081	172,344

Total deductions from net assets	20,045,112	17,182,218

TRANSFER OF FUNDS TO RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN	(203,778)	(551,631)

TRANSFER OF ASSETS FROM KIEWIT MATERIALS RETIREMENT SAVINGS PLAN	14,723,415	—

TRANSFER OF ASSETS FROM MID-COAST CONCRETE MBA RETIREMENT SAVINGS PLAN	127,678	—

NET INCREASE (DECREASE)	49,367,992	(10,285,009)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	185,738,779	196,023,788

End of year	$235,106,771	$185,738,779

See accompanying notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.     DESCRIPTION OF THE PLAN

The following brief description of the Rinker Materials Corporation Profit Sharing 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan with discretionary employer contributions to the profit sharing component and employer and employee contributions to the retirement savings component of the Plan. The Plan’s primary purpose is to provide benefits to employees not participating in other retirement plans to which the Plan sponsor, Rinker Materials Corporation and Subsidiaries (the “Company”), makes current contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant, based on his or her election, will receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period not extending beyond the life expectancy of the participant. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Benefit payments requested by participants during December 2003 and 2002 and paid by the Plan subsequently were $326,433 and $2,422 respectively.

Contributions—For the Plan years ended December 31, 2003 and 2002, each participant was able to defer a portion of their compensation before tax and have this amount contributed to their 401(k) account. Beginning January 1, 2002, the maximum amount of pre-tax contributions increased to $11,000 and this amount will increase in increments of $1,000 each year thereafter until it reaches $15,000. After reaching the $15,000 threshold, the maximum pre-tax contribution amount will increase annually in $500 increments based on cost-of-living adjustments. In order to allow the Plan participants to defer the maximum amount allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001, the 14% of pre-tax compensation limitation has been eliminated as of December 31, 2001.

In addition, beginning January 1, 2002, all Plan participants who reach age 50 before the end of the Plan year are eligible to make an additional salary deferral contribution, referred to as a “catch-up” contribution. This contribution is in addition to the maximum amount of pre-tax contributions allowed. For Plan year 2003, the maximum amount an eligible participant can contribute, as a “catch-up” contribution is $2,000, with such amount increasing each year thereafter in $1,000 increments until it reaches $5,000. After reaching the $5,000 threshold, the maximum “catch-up” contribution amount will increase annually in $500 increments based on cost-of-living adjustments. Unlike the regular pre-tax contributions, “catch-up” contributions are not subject to any non-discrimination testing or other limitations and are assured of remaining in the Plan until such time as the participant requests a distribution.

The Plan sponsor will make a matching contribution, in an amount equal to 50% of the first 6% of a member’s deferral contribution, to the participant’s 401(k) matching account. In addition to the matching contributions, the Plan sponsor may make contributions to participants’ profit sharing accounts at the discretion of the Board of Directors of the plan sponsor. During 2003 and 2002, employer discretionary profit sharing contributions of $9,495,237 and $8,349,947 net of forfeitures of $500,000 and $498,000, respectively, were made.

Participant Accounts—The Company’s profit sharing contributions are allocated to qualified participants based on compensation. Forfeitures are either allocated to the remaining participants or are used to reduce future employer contributions. Net investment income is allocated to all participants based on the participant’s proportionate account balance during the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—All funds are invested by outside investment managers that are appointed by the administrative committee. During 1995, Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) was chosen as the investment manager and was appointed as the trustee for the Plan. As of December 31, 2003, the following types of participant-directed investments, which were chosen by the administrative committee, were available to participants:

AIM Premier Equity Fund—A mutual fund seeking long-term growth of capital with income as a secondary objective. The fund seeks to meet this objective by investing primarily in equity securities judged to be undervalued relative to the current or projected earnings of the companies issuing the securities.

Calvert Income Fund—A mutual fund seeking to maximize long-term income, to the extent consistent with prudent investment management and preservation of capital, through investment in bonds and other income-producing securities.

Dreyfus Premier Balanced Fund Class A—A mutual fund seeking to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor’s 500 Composite Stock Price Index and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index.

Fidelity Advisor Equity Growth Fund—A mutual fund seeking to achieve capital appreciation through investments in companies that have above-average growth potential.

Janus Fund—A mutual fund seeking long-term growth of capital in a manner consistent with the preservation of capital by primarily investing in common stocks selected for their growth potential.

Merrill Lynch Basic Value Fund Class A—A mutual fund seeking capital appreciation and, secondarily, income by investing in securities, primarily equities, that fund management believes are undervalued.

Merrill Lynch Bond Fund—A diversified mutual fund seeking a high level of current income by investing primarily in investment grade corporate fixed-income securities.

Merrill Lynch Equity Index Trust—A common collective trust seeking to approximate the total return of the Standard & Poor’s 500 Composite Stock Price Index.

Merrill Lynch Retirement Preservation Trust—A common collective trust seeking to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Oppenheimer Main Street Growth and Income Fund—A mutual fund seeking high total return, including current income and capital appreciation, from debt and equity securities.

Oppenheimer Quest Opportunity Value Fund—A mutual fund seeking growth of capital over time through investment in a diversified portfolio of common stocks, bonds and cash equivalents.

State Street Research Aurora Fund—A mutual fund seeking to provide high total return, consisting principally of capital appreciation, through investments in small company value stocks.

Templeton Foreign Fund—A mutual fund seeking long-term capital growth through investments in stocks and debt obligations of companies and governments outside the United States. Investments in foreign securities involve special risks including foreign currency risk and the possibility of substantial volatility due to adverse political, economic or other developments.

Van Kampen Aggressive Growth Fund Class A—A mutual fund seeking capital growth through investments in common stocks and other equity securities of companies that have an above-average potential for capital growth.

Van Kampen Emerging Growth Fund Class A—A mutual fund seeking capital appreciation through investments in common stocks of emerging growth companies.

Common Stock – Rinker Group LTD (ADR) - A fund invested in American Depository Receipts (“ADR”), representing ordinary shares of Rinker Group Limited (“RGL”), the parent company of the Plan sponsor.  Each ADR represents 10 ordinary shares of RGL.  As of December 1, 2003, 3 million ADR’s are registered for purchase by the trustee of the Plan.   The objective of this fund is to give the participants an opportunity to share in the ownership of RGL.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s contribution portion of their accounts vest at 20%, 40%, 70%, and 100% after a participant provides two, three, four, and five years of service, respectively. A year of service is earned in each Plan year in which an employee completes at least 1,000 hours of service.

Participant Loans—A participant may borrow up to 50% of the current value of their vested account balances, not to exceed $50,000. The total outstanding balance on such loans at December 31, 2003 and 2002 is $9,697,602 and $8,213,870 respectively. Loan transactions are accounted for as a transfer between the investment funds and the loan fund. Loan terms range from 1-5 years unless used for the purchase of a primary residence, in which case the terms of the loan should not exceed 10 years. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.50% and the interest paid on the loans is credited to the borrower’s account. Total interest income from these loans for the years ended December 31, 2003 and 2002 was $563,414 and $623,422, respectively.

Transfer of Funds—Participants who are no longer eligible to participate in the Plan due to change in division of employment are eligible to participate in the Rinker Materials Corporation 401(k) Retirement Savings Plan (“Retirement Savings Plan”). In addition, participants who are no longer eligible to participate in the Retirement Savings Plan due to change in division of employment are eligible to participate in the Plan. For the years ended December 31, 2003 and 2002, $203,778 and $551,631, respectively, of net participant funds were transferred out of the Plan into the Retirement Savings Plan.

During the year ended December 31, 2003, the assets in the Kiewit Materials Retirement Savings Plan and the assets in the Mid-Coast Concrete MBA Retirement Savings Plan (the “Merged Plans”) were transferred to the Plan. Subsequent to the completion of the transfers, the Merged Plans and all future contributions were governed in accordance with the provisions of the Plan into which they were transferred.

Plan Termination—Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Forfeitures—Forfeitures were either allocated to the remaining participants or were used to reduce future employer contributions. During 2003 and 2002, forfeitures of $1,221,737 and $703,863, respectively, were utilized to reduce employer contributions. Forfeitures of $1,030,869 and $677,718 were available to reduce future employer contributions as of December 31, 2003 and 2002, respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared using the accrual basis of accounting.

Investments Valuation—Investments in registered investment companies are traded on a national securities exchange and are stated at fair value based on quoted market prices. Common stock is valued at quoted market price. Participation units in common collective trusts are stated at contract value or fair value based on quoted redemption value or quoted market price. Participant loans are recorded at the loan balance, which approximates fair value.

Income Recognition—Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on specific identification, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Both realized and unrealized gains and losses are included in the net appreciation (depreciation) of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.     INVESTMENTS

The following table presents investments as of December 31, 2003 and 2002:

	December 31,
	2003	2002

Investments at contract value:
Common collective trust—
Merrill Lynch Retirement Preservation Trust*	$96,265,921	$81,333,099

Investments at fair value determined by quoted market price:
Common Stock -Rinker Group LTD (ADR)	1,371,817	—
Common collective trust—
Merrill Lynch Equity Index Trust*	21,431,318	17,228,714

Registered investment companies at fair value determined by quoted market price:
AIM Premier Equity Fund	9,152,362	6,906,829
Calvert Income Fund	5,092,598	3,335,923
Dreyfus Premier Balanced Fund Class A	616,751	370,119
Fidelity Advisor Equity Growth Fund	3,742,406	2,146,181
Janus Fund	2,804,139	1,808,799
Merrill Lynch Basic Value Fund Class A	5,870,903	3,525,988
Merrill Lynch Bond Fund	8,553,227	8,088,189
Oppenheimer Main Street Growth and Income Fund*	15,888,211	12,384,793
Oppenheimer Quest Opportunity Value Fund*	21,333,169	18,429,466
State Street Research Aurora Fund	11,303,110	5,926,671
Templeton Foreign Fund	5,356,953	3,510,189
Van Kampen Aggressive Growth Fund Class A	4,676,842	2,581,609
Van Kampen Emerging Growth Fund Class A	2,503,335	1,559,343

	96,894,006	70,574,099

Investments at estimated fair value—participant loans	9,697,602	8,213,870

Total investments	$225,660,664	$177,349,782

*  Investment represents 5% or more of the Plan’s net assets as of both December 31, 2003 and 2002.

Net appreciation (depreciation) in fair value of investments is summarized as follows:

	Year Ended December 31,
	2003	2002

At fair value determined by quoted market price:
Common Stock -Rinker Group LTD (ADR)	$93,747	$—
Common collective trust	4,792,127	(5,493,024)
Registered investment companies	17,925,896	(17,243,692)

Net appreciation (depreciation) in fair value of investments	$22,811,770	$(22,736,716)

4.     GUARANTEED INVESTMENT CONTRACTS

The Merrill Lynch Retirement Preservation Trust holds certain Guaranteed Investment Contracts (“GICs”) and Synthetic GICs as investments. These GICs are fully benefit responsive and are reported in the trust at contract value. Benefit responsiveness is defined as the extent to which a contract’s terms and the plan itself permit or require participant-initiated withdrawals, loans, transfers, etc., at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was 4.57% and 5.89% for 2003 and 2002, respectively. The fair value of the Merrill Lynch Retirement Preservation Trust at December 31, 2003 and 2002 was $93,936,449 and $79,565,517, respectively.

5.     TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by letter dated January 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan’s financial statements.

The Plan was not in compliance with certain IRS non-discrimination tests for the Plan years ended December 31, 2003 and 2002. The noncompliance was corrected through a refund of the excess 401(k) contributions contributed by “highly compensated” individuals. Such refunds are reflected in the financial statements as participant refunds payable.

6.     PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in investment funds administered by the Plan’s trustee and recordkeeper, with a total value of $132,121,369 and $110,175,990 at December 31, 2003 and 2002, respectively. Income related to these balances is received from the Plan’s trustee. There were no fees paid by the Plan to the Plan’s trustee and recordkeeper for the Plan years ended December 31, 2003 and 2002. However, certain other administrative expenses of the Plan are paid by the Company.

At December 31, 2003 Plan assets of $1,371,817 were invested in ADR’s representing ordinary common stock shares of RGL.

******

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2003

Identity of Issue and Asset Description	Current Value

Common Stock -Rinker Group LTD (ADR)*	$1,371,817

Common collective trust funds:
Merrill Lynch Retirement Preservation Trust*	96,265,921
Merrill Lynch Equity Index Trust*	21,431,318

Total	117,697,239

Registered investment companies:
AIM Premier Equity Fund	9,152,362
Calvert Income Fund	5,092,598
Dreyfus Premier Balanced Fund Class A	616,751
Fidelity Advisor Equity Growth Fund	3,742,406
Janus Fund	2,804,139
Merrill Lynch Basic Value Fund Class A*	5,870,903
Merrill Lynch Bond Fund*	8,553,227
Oppenheimer Main Street Growth and Income Fund	15,888,211
Oppenheimer Quest Opportunity Value Fund	21,333,169
State Street Research Aurora Fund	11,303,110
Templeton Foreign Fund	5,356,953
Van Kampen Aggressive Growth Fund Class A	4,676,842
Van Kampen Emerging Growth Fund Class A	2,503,335

Total	96,894,006

Participant loans, collateral—participants’ vested accrued benefits, interest rates of 5.0% to 10.50%, maturing 1-5 years*	9,697,602

Total investments	$225,660,664

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

By:	/s/ Ira Fialkow
Name:	Ira Fialkow
Title:	Vice President, Rinker Materials Corporation

EXHIBIT INDEX

Exhibit 23:	Consent of Independent Registered Public Accounting Firm